STATEMENT OF FINANCIAL CONDITION

Dougherty & Company LLC
December 31, 2016
With Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2016__ AND ENDING __12/31/2016__
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dougherty & Company LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Seventh Street Suite 4300
(No. and Street)

Minneapolis   MN   55402
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Sandberg   (612) 376-4027
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – if individual, state last, first, middle name)

801 Nicollet Mall Suite 1100   Minneapolis   MN   55402
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michelle M. Sandberg__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dougherty & Company LLC__ , as of __December 31__ , 20_16_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Leslie O Roberts
Notary Public - Minnesota
My Commission Expires 01/31/2020

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm..1

Statement of Financial Condition 2

Notes to Statement of Financial Condition..3



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dougherty Financial Group LLC
Dougherty & Company LLC

We have audited the accompanying statement of financial condition of Dougherty & Company LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dougherty & Company LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Minneapolis, Minnesota
February 17, 2017

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	5,980,929
Cash segregated for regulatory purposes (note 3)		70,000
Receivable from clearing firm		3,327,321
Receivables from related parties (note 5)		1,030,360
Other receivables		785,688
Securities owned, pledged to creditors (notes 4 & 9)		13,024,882
Other investments (note 4)		78,400
Furniture and equipment, net of $1,191,399 in accumulated depreciation (note 10)		63,746
Prepaid expenses and other assets		498,589
Total assets	$	24,859,915

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased (notes 4 & 9)	$	5,504
Payables to related parties (note 5)		189,538
Accrued compensation and benefits		4,207,919
Accounts payable and other liabilities		493,236
Total liabilities		4,896,197
Member's equity		19,963,718
Total liabilities and member's equity	$	24,859,915

See accompanying notes to statement of financial condition.

Dougherty & Company LLC

Notes to Statement of Financial Condition

December 31, 2016

1. Organization

Dougherty & Company LLC ("the Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States. The Company is a wholly owned subsidiary of Dougherty Financial Group LLC ("DFG").

The Company clears all customer and proprietary trades through another broker-dealer, National Financial Services LLC ("the Clearing Firm"), on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in money market mutual funds. Actively traded money market mutual funds are measured at their net asset value, which approximates fair value.

Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade-date basis and valued at fair value. Fair value is based on quoted market prices, dealer prices, or amounts that approximate quoted prices for securities of comparable quality, maturity, and interest rate.

The Company accounts for commissions and clearing costs related to customer transactions on a trade-date basis.

2. **Summary of Significant Accounting Policies (continued)**

Other Investments

Other investments are recorded on a trade-date basis and valued at fair value. Fair value of warrants obtained from underwritings is based on the Black-Scholes-Merton model, which utilizes the contract terms, the underlying equity price, and a measure of volatility in arriving at the investment's fair value.

Investment Banking and Underwriting

Investment banking and underwriting revenues, which include gains, losses, underwriting fees, management fees, remarketing fees, and advisory fees, are recorded as of the offering date or when services for the transactions are completed under the terms of each agreement, and sales commissions are recorded as of the trade date.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line or accelerated methods over the estimated useful lives of three to seven years.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature and based on market interest rates available to the Company at December 31, 2016, approximate current fair value.

Income Taxes

The Company is treated as a partnership for tax purposes and is not subject to income taxes as a separate entity. The taxable income or loss of the Company is reportable for tax purposes by DFG. Accordingly, no tax provision is reflected in the Company's statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

The Company applies accounting guidance as codified in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position.

The Company has determined there are no material uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years.

Use of Estimates

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities in the statement of financial condition for all leases with terms longer than 12 months. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of the pending adoption of the new standard on the statement of financial condition.

3. Cash Segregated for Regulatory Purposes

At December 31, 2016, $70,000 was segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Dougherty & Company LLC

Notes to Statement of Financial Condition (continued)

4. **Fair Value Measurements**

The Company applies fair value measurements in accordance with ASC 820, *Fair Value Measurement*. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurements
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs, including the Company's own assumptions, that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 2 financial instruments typically include municipal bonds, corporate bonds, U.S. government agency bonds, floaters, ownership interest in LLCs or hedge fund investments. Valuation of Level 2 instruments uses observable inputs in pricing the assets. Inputs and methods that are used in determining the fair value of the Company's Level 2 instruments may include the original transaction price, yield analyses, and/or benchmarking to similar instruments.

4. Fair Value Measurements (continued)

Level 3 financial instruments typically include certain municipal bonds, warrants, collateralized debt, or other instruments for which there is little, if any, market activity for the asset at the measurement date. Valuation of Level 3 instruments requires significant judgment and reflects management's own assumptions about the assumptions that market participants would use in pricing the asset. Inputs and methods that are used in determining the fair value of the Company's Level 3 instruments may include the original transaction price, yield analyses, Black-Scholes-Merton model, benchmarking to similar instruments, discounts due to market illiquidity, and/or the present value of expected future cash flows.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal securities	$ -	$ 12,789,810		$ 12,789,810
Equity securities	403	-	-	403
Corporate debt securities	-	202,209	-	202,209
Floater securities	-	25,000	-	25,000
U.S. government and government agency securities	-	7,460	-	7,460
Total	$ 403	$ 13,024,479	$ -	$ 13,024,882
Other investments:				
Warrants	$ -	$ -	$ 78,400	$ 78,400
Total	$ -	$ -	$ 78,400	$ 78,400
Securities sold, not yet purchased:				
Equity securities	$ 5,504	$ -	$ -	$ 5,504
Total	$ 5,504	$ -	$ -	$ 5,504

As of December 31, 2016, Level 3 securities comprise warrant investments valued using the Black-Scholes-Merton model. The significant unobservable input used in the fair value measurement is a liquidity discount of 25%. The observable inputs used in the Black-Scholes-Merton calculation include stock price, warrant expiration date, risk-free rate, and standard deviation.

Dougherty & Company LLC

Notes to Statement of Financial Condition (continued)

5. Related Parties

Included in receivables from related parties at December 31, 2016, was $800,203 in interest-bearing and non-interest-bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives. Such advances are generally amortized into employee compensation over the life of the note, which is typically one to eight years, using the straight-line method. The receivable balance shown on the statement of financial condition is net of such amortization. These notes typically become due and payable in the event that the investment executives' employment terminates.

The Company has contracted with DFG and entities affiliated through common ownership to receive and provide certain administrative and professional services. At December 31, 2016, the Company had a non-interest-bearing payable to DFG of $189,538 and non-interest-bearing receivables from other affiliates totaling $230,157. The Company has also contracted with an affiliate to sell participations in loans originated by the affiliate.

6. Commitments and Contingencies

The Company leases office space, both through an expense-sharing agreement with DFG and under noncancelable operating leases with expiration dates into 2026. Some leases have escalation clauses and renewal options. Future minimum rental commitments under noncancelable operating leases and expected future payments under the expense-sharing agreement with DFG are as follows:

Years	Operating Leases
2017	$ 795,281
2018	746,281
2019	735,496
2020	711,177
2021	656,084
Thereafter	2,897,702
	$ 6,542,021

6. **Commitments and Contingencies (continued)**

Included in these amounts are approximate minimum lease payments by the Company to DFG as follows: $656,000 in 2017, $656,000 in 2018, $656,000 in 2019, $656,000 in 2020, $656,000 in 2021 and $2,898,000 thereafter.

The Company promptly transmits all customer funds and securities to the Clearing Firm, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2016, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to any such underwriting commitments that were open at December 31, 2016, and have subsequently settled, had no material effect on the statement of financial condition.

The Company is a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated, which are included in accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes, based upon the facts that have developed to date and taking into account its established accruals for such contingencies, that the outcome of these matters, although uncertain, will not have a material adverse effect on the financial condition of the Company.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1. At December 31, 2016, the Company had net capital of $15,541,511, which was $15,191,011 in excess of its minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

8. Retirement Plan

DFG has a 401(k) and profit-sharing plan in which all eligible employees of the Company may participate. The Company's retirement plan payable at December 31, 2016 was $305,249, which is included in accrued employee compensation and benefits on the statement of financial condition.

9. Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

Dougherty & Company LLC

Notes to Statement of Financial Condition (continued)

10. **Furniture and Equipment**

The following is a schedule of fixed assets as of December 31, 2016:

	Cost	Accumulated Depreciation	Net Fixed Assets
Furniture	$ 294,904	$ 254,908	$ 39,996
Equipment	594,980	572,645	22,335
Other	365,261	363,846	1,415
	$ 1,255,145	$ 1,191,399	$ 63,746

11. **Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Company's statement of financial condition was issued.

The Company entered into a definitive agreement to acquire a local municipal bond dealer in December 2016. The transaction is expected to close in March 2017.